Mail Stop 3561

October 10, 2008

Gregory T. Stevens, Esq.
Executive Vice President, General Counsel and Secretary
Emdeon Inc.
26 Century Blvd., Suite 601
Nashville, TN 37214

>   **Re: Emdeon Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 12, 2008**
>   **File No. 333-153451**

Dear Mr. Stevens:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1
Cover Page of Prospectus

1. In your next filing, please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered securities or if you do not plan to insert a range in your next amendment, please advise us as to when you will. Regardless, you must provide the number of shares being offered by you and the selling shareholders as this is not information that is allowed to be omitted pursuant to Rule 430A.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

3. Please revise to identify only the lead or managing underwriters. See Item 501(b)(8) of Regulation S-K.

4. Please provide us copies of all graphics that you intend to use in your document.

Industry and Market Data, page i

5. Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting all of the statements you make in the registration statement in reliance on the research, surveys and studies conducted by third parties and other publications. We may have additional comments once we have reviewed this information.

6. Please provide support for the statements throughout the registration statement that the company believes it occupies a leading market position or makes similar statements. For example, on page one of the prospectus, you indicate that the company generates "greater than 90% of our revenues from products and services where we believe we have a leading market position."

7. We note disclosure indicating you have not independently verified any of the data from third-party sources appearing in the registration statement. Please delete any statements implying that you are not responsible for the disclosure in the registration statement.

Prospectus Summary, page 1

8. The summary section is intended to provide a brief overview of the key aspects of your offering. Currently, your summary is too long and repeats much of the information fully discussed in the body of your document. For example, you should remove or substantially shorten your disclosure regarding Our Company, Our Industry, Our Strengths and Our Strategy subsections. At a minimum, these and your other subsections should not repeat other disclosure in the summary, such as the amount of billing and administration-related expenditures, under-investment by providers, the inability of competitors to replicate your offerings and the discussion of the types of securities outstanding upon consummation of the reorganization transactions. The summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503(a) of Regulation S-K.

Corporate History and Organizational Structure, page 6

9. Please revise to clearly and concisely describe the 2006 and 2008 transactions as well as the reorganization transactions. Consider including additional diagrams that describe the organizational structure before and after each of the transactions you have disclosed, including the type of ownership interests held at each step. This discussion also should explain the reasons for maintaining several classes of common stock and the strategic aims or benefits contemplated by your capital structure.

Risk Factors, page 17
Risks Related to Our Business, page 17
"We face significant competition for our products and services."

10. We note the disclosure in the first risk factor on page 17 that the company faces significant competition and that some of the company's competitors may be larger and have greater financial resources than the company. However, in the summary description of the business on page one and in the description of the company's business on page 76, we note that the company believes it is "uniquely positioned" to provide its services because the company's competitors "lack the breadth and scale of our network" and that the company believes that 90% of its revenues come from transactions where it has "a leading market position." In addition, we note the disclosure throughout the registration statement describing the company's network as "ubiquitous." Please revise the registration statement to reconcile these statements or advise us as to how they are consistent.

"We have a substantial amount of indebtedness which could affect our financial condition," page 27

11. In light of recent developments in the credit markets, please consider whether any revisions to the risk factors relating to the company's indebtedness are necessary or to your discussion of liquidity in management's discussion and analysis. In addition, please consider whether the risk factors should be placed in a more prominent position in this section.

"We are dependent on the continued service of key executives, the loss of any of whom could adversely affect our business," page 28

12. Please disclose the names of the members of the senior management team to whom this risk factor refers. In addition, please disclose the names of the "certain members" of the senior management team who are subject to employment agreements.

"We will be required to pay an affiliate of our Principal Equityholders and the EBS Equity Plan
Members for certain tax benefits…," page 30

13. It is unclear from the disclosure what the specific risk to shareholders is of the payments
due under the tax receivable agreement. Please revise the risk factor to clearly state the risk
to shareholders.

Organizational Structure, page 37
The Reorganization Transactions, page 37

14. Please revise the registration statement to provide a brief description of why the company is
engaging in the reorganization transactions, and why they have been structured as they are.
Please also include a description of the business purpose underlying the Tax Receivable
Agreement.

Capitalization, page 43

15. Please revise to delete cash and cash equivalents from your tabular presentation.
Capitalization generally includes long-term debt, stock and retained earnings. To the extent
you believe the information is vital to an investor's understanding of the business, you may
include a discussion of cash in the liquidity and capital resources section of management's
discussion and analysis.

Dilution, page 44

16. We note your pro forma net tangible book value per share as of June 30, 2008 gives effect
to the estimated impact of tax receivable agreements assuming the EBS Post-IPO Members
exchange all of their EBS Units into newly issued shares. Please revise your table to show:
(1) the pro forma net tangible book value per share before the effect of the tax receivable
agreements, (2) the effect of the tax receivable agreements and (3) a subtotal before the
change attributable to new investors.

Unaudited Pro Forma Financial Information, page 46

17. Please provide us with a detailed analysis of how you considered all of the factors of EITF
Topic D-97 in your accounting for this transaction and concluding that affiliates of General
Atlantic and H&F were deemed to be a collaborative group. Please include in your
response your consideration of the minority interest held by H&F Continuing Members and
the offering proceeds that will be used to acquire EBS Units.

18. Please revise to disclose each component of both historical and pro forma stockholders'
equity. Your revised disclosures should also indicate the number of historical and pro
forma authorized, issued and outstanding common shares.

19. We note a portion of the proceeds from the offering will be used to purchase additional membership interests in EBS Master from the H&F Continuing LLC Members and adjustments are proposed related to the creation of certain tax assets in connection with the offering and entering into tax receivable agreements. In this regard, the adjustments related to the tax receivable agreements appear to rely on the purchase of units from members using a portion of the offering proceeds. Please explain your basis for assuming EBS Post-IPO Members will exchange all of their EBS Units. Further, please expand the notes to your pro forma financial statements to disclose each of the components and related amount you have included in the calculation of the estimated impact of the tax receivable agreements.

20. Please clarify how you are recognizing the additional consideration that will be paid to unitholders for the 85% cash savings.

21. As a reminder, please note that once you have included complete pro forma financial statements showing all adjustment amounts, we will need sufficient time to review such information and may have additional comments. Specifically, please ensure that your disclosure clearly communicates the nature and amounts of the individual components comprising the adjustments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

22. Please add here, and as appropriate to the "Business" description beginning on page 76, a description of the company's recent acquisition of the patient statement business from GE Healthcare on September 29, 2008 as disclosed on the company's website.

23. We note the disclosure in the risk factor on page 23 that the company plans to offer services and products through an electronic payment vendor. Please add a discussion to the Management's Discussion and Analysis of Financial Condition and Results of Operations that discusses this and other trends or developments that are reasonably likely to have an impact on the results of the company. See SEC Release No. 34-6835 (May 18, 1989) available at http://www.sec.gov/rules/interp/33-6835.htm.

Results of Operations, page 61

24. We note your discussions of revenues go one step beyond the segment level to include, as an example, claims management services and patient statement revenues. To improve the overall presentation, readability and to enhance the context of the information, please consider revising to include a cross reference in this section to segment footnote 22 in the financial statements.

Year Ended December 31, 2007 Compared to the Period from January 1, 2006 through November 15, 2006 (Predecessor) and the Period from November 16, 2006 through December 31, 2006 (Successor), page 64

25. We note that your analysis of results for 2006 combines the results of the predecessor and successor companies. We do not accept a presentation and discussion of combined results of a predecessor and successor since this is prohibited by GAAP. You may include a pro forma discussion of the results of fiscal 2006 compared to actual fiscal 2007. In addition to explaining the reasons for period-to-period differences, your pro forma analysis should explain how the pro forma presentation was derived, why you believe this presentation to be useful and any potential risks associated with using such a presentation. For example, the potential those pro forma results might not necessarily be indicative of future results. Additionally, unless your pro forma adjustments are limited in nature and easily understood through narrative disclosure, you may include within management's discussion and analysis a pro forma income statement prepared in accordance with Article 11 of Regulation S-X for the year ended June 27, 2007 to facilitate a period-to-period comparison. Pro forma presentations for periods prior to the most recent fiscal year are generally prohibited unless such a presentation would facilitate the three year analysis and that presentation was limited to items comprising gross margin.

Liquidity and Capital Resources, page 70

26. We note the disclosure on page 70 that the company intends to use the proceeds from the offering "for working capital and general corporate purposes." Please also disclose that the company intends to purchase units of EBS Master from affiliates with the proceeds of the offering.

Business, page 76

27. Throughout this section, we note instances where the company has described itself as "uniquely positioned" to provide a service or enter into a market. In each instance, please disclose why the company believes its position is unique.

Executive Compensation, page 102

28. We note that you discuss the elements of compensation that were paid to your named executive officers in 2007. Please also discuss the elements of compensation that are relevant to what you expect to pay to your named executive officers in 2008 and discuss whether, as a result of becoming a public company, you anticipate changing any element of compensation, either in form or amount.

29. Please include in this section a discussion of the compensation that may be payable to the named executive officers as a result of the Tax Receivable Agreement, including whether the board will consider such payments in determining compensation for future years.

Annual Cash Bonuses, page 104

30. We note the disclosure on page 104 that the performance measures were calculated in the same manner as reported in the company's financial statements "except for the effect of certain unusual one-time expenses" disregarded by the board. Please specify what these one-time expenses were and also disclose the impact excluding such items had on the amount of the annual cash bonuses paid to the named executive officers.

Summary Compensation Table, page 106

31. Please revise the Summary Compensation Table to add a column with the heading "Bonus." Please disclose in that column the discretionary bonuses paid to each of the named executive officers in 2007 instead of including those amounts in the column "All Other Compensation."

32. You should provide compensation disclosure for an additional executive officer. Item 402(a)(3)(iii) of Regulation S-K requires disclosure for your three most highly compensated executive officers other than your principal executive officer and principal financial officer who were serving as executive officers at the end of the completed fiscal year.

Grants of Plan-Based Awards in 2007, page 107

33. Given that the awards set forth beneath the "Estimated Future Payouts Under Equity Incentive Plan Awards" appear to be based on a vesting schedule and do not include a component intended to serve an incentive for performance to occur over a specified period of time, it appears that these grants should be included in the "All Other Stock Awards" column with the related aggregate grant date fair value column. See the definition of "incentive plan" in Item 402(a)(6)(iii) and (d) of Regulation S-K.

34. Please disclose each grant of an award on a separate line in the table. See Instruction 1 to Item 402(d) of Regulation S-K.

Outstanding Equity Awards at December 31, 2007, page 108

35. The disclosure for this table and the Equity Awards Exercised and Vested table indicate that the market value of the Grant A Units is not determinable, yet you have included a grant date fair value of Grant A Units on page 107 and on page 105 you indicate that the Grant A Units will be converted based on the price of Class A common stock in the offering. Please revise this table to include the value of the awards.

Principal and Selling Stockholders, page 112

36. Please identify the members of the H&F investment committee.

37. Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter. Please revise as appropriate.

38. We note that you have not yet provided the amount of securities to be sold by the selling stockholders. However, based on the offering of the securities by General Atlantic and H&F and their related entities and their relationship to the company, please advise us why you have not identified those parties as underwriters as defined in Section 2(a)(11) of the Securities Act of 1933. We may have further comment.

Director Compensation, page 110

39. Please disclose the compensation to be paid to the members of the board of directors after the consummation of the offering.

Certain Relationships and Related Transactions, page 117

40. Please disclose whether the transactions and agreements with related persons were comparable to terms you could have obtained from unaffiliated third parties. If not, please discuss any discounts to you or your related persons.

Tax Receivable Agreements, page 120

41. Please disclose the amount of consideration provided by General Atlantic and H&F and their affiliates in connection with the 2006 and 2008 transactions, including the amounts of indebtedness that the company will retain. Also disclose the amount of proceeds H&F related entities will receive from your purchase of EBS Units with the proceeds from the offering relative to their initial investment, and disclose the value of the interests that General Atlantic and H&F and their affiliates will retain through ownership of your common stock based on the midpoint of the initial public offering price.

Underwriting, page 134

42. We note the disclosure on page 137 regarding the directed share program. Please disclose whether shares offered pursuant to this program will be subject to the lock-up agreements.

Report of Independent Registered Public Accounting Firm, page F-2

43. We note the preface stating an opinion in the form provided will be issued upon completion of the reorganization described in Note 1. Please remove the preface prior to effectiveness.

Consolidated Statements of Operations, December 31, 2007, page F-4

44. We note you generate revenue from both the sales of products and services. To the extent material, please separately present product and service revenues and related costs. Reference is made to Rule 5-03(1) and (2) of Regulation S-X.

Consolidated Statements of Shareholders' Equity, page F-5

45. Please explain to us your adjustment to paid-in capital to reflect carryover basis of minority interests including how the amount was derived and as appropriate clarify your disclosure.

Notes to Consolidated Financial Statements, December 31, 2007
Note 1. Organization, page F-7

46. You disclose that the reorganization transactions that occurred in 2008 were accounted for as a transaction between entities under common control for accounting purposes. Please clarify your basis for determining common control existed. See paragraph 3 of EITF 02-5. If common control did exist, please tell us what consideration you gave to determining whether a minority interest was acquired. Lastly, it appears the minority ownership in EBS Master changed, as a result of the reorganization, from 34.23% after the "2008 Transaction" to 22.58%. Please explain whether this change represented a change in ownership. Refer to paragraph 6 of FTB 85-5.

47. You disclose that there were identical ownership exchanges among entities under common control. Please illustrate by showing us the entities and percentage interest in EBS Master before and after the reorganization and exchange of units for shares of Emdeon. For example, we note the units held by H&F Harrington AIV I, L.P. are held by different entities after the reorganization. Please tell us if the partners in H&F Harrington AIV I, L.P. are the same as the partners in the new entities receiving the units. Also, please tell us if there was any consideration to H&F Harrington AIV I, L.P. for the distribution of its interests in EBS Master to Hellman & Friedman Investors VI, L.P and H&F Harrington, Inc.

Note 2. Summary of Significant Accounting Policies, page F-9
Goodwill and Intangible Assets, page F-11

48. We note customer relationships are amortized over 10 to 20 years. Please explain how you determined the useful lives of your customer relationships. Include in your response historical experience with these customers and advise us if you have any long term

contracts with your customers that support your extended amortization periods. Further, please tell us what consideration was given to using an accelerated method of amortization in allocating the cost of the customer relationship to the periods that will benefit from the relationship.

Note 3. Business Combinations, page F-14

49. Please expand to disclose the amount of goodwill by reportable segment and the amount of goodwill expected to be deductible for tax purposes. See SFAS 141, paragraph 52.

50. It appears you relied on independent appraisers in determining the fair value of assets acquired and liabilities assumed in your acquisition of IXT Solutions. Please tell us the nature and extent of the involvement of the independent valuation expert in determining the fair values of assets acquired and liabilities assumed and whether the referenced third party is an expert within the meaning of the Securities Act. Please summarize the facts and circumstances supporting your conclusion and explain in detail why you are not required to name the independent valuation expert and file a consent required by Item 601(b)(23) of Regulation S-K. Also refer to Rule 436(b) of Regulation C.

51. Please expand to disclose the reasons why the purchase price for IXT Solutions as well as the 2008 Transaction disclosed on page F-46 has not been finalized as required by SFAS 141, paragraph 51.

Note 4. Allocations from HLTH in Predecessor Financial Statements, page F-16

52. Please disclose the financing arrangements provided by HLTH to EBS and provide the additional disclosures discussed in the response to question 4 of SAB Topic 1B:1 or explain to us why the disclosure is not required.

Note 10. Long-Term Debt, page F-19

53. We note certain of your subsidiaries are restricted from making distributions to you due to the terms of credit agreements. Please tell us what consideration you gave to providing condensed financial information of the registrant as set forth in Rules 4-08 and 12-04 of Regulation S-X. Also please disclose the amount of any retained earnings or net income restricted or free of restrictions.

Note 16. HLTH Stock-Based Compensation Plans, page F-22

54. Please provide us with a schedule showing, in chronological order from the beginning of your most recently completed fiscal year to the most recent practicable date, the following information for each issuance of common units, preferred units, options to purchase preferred units and any other instrument that is convertible into common stock:

- the date of each issuance;
- a description of the instrument issued;
- the number of units/options issued including the exercise terms;
- the fair value of the underlying common stock on each issuance date;
- a detailed description of how the fair value of the underlying share on each date was determined; and the amount of compensation expense recorded in your financial statements associated with each issuance.

Note that in the absence of contemporaneous cash transactions with independent third parties or independent valuations we view the estimated initial public offering price as leading indicator of value of your stock in the months prior to the filing of an initial public offering. Accordingly, if your anticipated initial public offering price is more than the estimated fair value on which compensation expense was measured, in your response you should discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date and the date you filed your registration statement that caused an increase in the fair value of your stock. If applicable, provide us with details of any independent appraisals.

Finally, please provide us a time line of discussions, formal or informal, with underwriters in which possible ranges of company value were discussed and provide us with those ranges. We may have further comments after we review your response.

55. Please disclose the fair value of units vested under the EBS Equity Plan during the year ended December 31, 2007.

Notes to Consolidated Financial Statements, June 30, 2008
Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-41
Goodwill and Intangible Assets, page F-43

56. We note the estimated useful life of trade names was increased from seven years as disclosed in the financial statements for the year ended December 31, 2007 on page F-11 to 20 years in your interim financial statements for the period ending June 30, 2008. We also note the significant increase in the account balance due to the purchase price allocation to trade names associated with the 2008 Transaction. Please provide the disclosures required by SFAS 154, paragraph 22 or illustrate to us how you determined the effect of the change in estimate was not material.

Note 3. Business Combinations, page F-46

57. Please disclose the weighted-average amortization period by major intangible asset class. Further please disclose the amount of goodwill expected to be deductible for tax purposes and the amount of goodwill by reportable segment as required by paragraph 52 of SFAS 141. If any portion of goodwill has not yet been allocated to a reporting unit at the date the

financial statements are issued, that unallocated amount and the reasons for not allocating that amount shall be disclosed.

Note 5. Goodwill and Intangible Assets, page F-47

58. Please provide disclosure of changes in goodwill during the periods presented in total and for each reportable segment. Refer to SFAS 142, paragraph 45.

Part II. Information Not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-3

59. Please file all required exhibits, such as the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Item 17. Undertakings, page II-4

60. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 with any questions regarding the comments on financial statements and related matters. You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP